EXHIBIT D

February 14, 2019

Board of Directors

Laredo Petroleum

15 W. Sixth Street, Suite 900

Tulsa, OK 74119

Dear Members of the Board,

As you are aware, SailingStone Capital Partners has been a large shareholder of Laredo Petroleum (“Laredo” or the “Company”) for more than seven years, dating back to the IPO of the Company. During that period of time, Laredo shares have meaningfully underperformed its peers despite the Company’s attractive asset base and its early-mover advantage in the Midland Basin. Today, Laredo shares trade close to the value of its proved developed producing reserves, implying that the Company’s undeveloped acreage is worthless under the current development program. We believe that this perception is the result of poor capital allocation decisions and, emphatically, not the quality of the rock. In fact, we believe that simple changes to the Company’s business plan – let’s call it Shale 2.0 – would support an intrinsic value of $8-12 per share at the current futures strip, more than 2-3 times where the stock is trading today.

After conducting an extensive analysis of more than 1,500 wells drilled in the Midland Basin, we believe that Laredo’s well-level returns, when drilled at appropriate spacing, compare favorably with its Midland Basin peers. While the Company’s wells exhibit higher gas-oil-ratios and slightly lower oil estimated ultimate recoveries (EURs) than other operators in the basin, Laredo’s much lower capital and operating costs and higher natural gas liquids and natural gas EURs allow the Company to generate project returns that are in-line with the Midland Basin average, when the asset is developed properly.

Unfortunately, the value creation that should be supported by the Company’s asset base has not been realized by shareholders. The Company’s below-average returns on capital at the corporate level, limited debt-adjusted, per-share (DAPS) growth, and lack of free cash flow generation have been driven by a series of poor capital allocation decisions over the last few years, including 1) drilling development wells too closely together, 2) carrying excessively high G&A costs, and 3) spending too much non-productive capital on science and testing. We believe that shareholder returns would have been much better if Laredo had allocated capital to maximize returns and free cash flow, as opposed to net present value.

While these mistakes have come at a significant cost to shareholders, the good news is that steps can be taken by the Board and management to finally realize the value of Laredo’s assets. In light of the material underperformance of Laredo shares, and the underlying asset quality of the Company, we ask the Board to make the following changes immediately.

First, we ask the Board to right-size the Company. Laredo’s G&A costs are unnecessarily high given the scale of the Company’s operations and the failure of its investment in the “Earth Model.” The Company’s G&A costs are currently running at more than $30MM per rig, compared with Permian Basin peers which operate at closer to $10-20MM per rig. Even more troubling is the fact that the Company’s G&A costs now represent more than 11% of Laredo’s current market capitalization, compared with peers at just 1-3%. We believe that the Company’s G&A costs should be reduced by at least 50% to be competitive with its peers. This action alone would increase the free cash flow yield by 4-5% per year.

Second, we ask the Board to allocate capital to maximize returns on capital and to prioritize free cash flow generation and the return of capital to shareholders. By simply drilling at 4-5 wells per section, Laredo can increase its oil EURs by more than 40% and reduce the decline rates of its wells, allowing the Company to grow oil production at a higher rate with less capital. In addition to drilling wells at wider spacing, we believe that the Company should eliminate all non-productive capital spending. These changes would support a more capital efficient drilling program, leading to higher returns, better DAPS growth, and more free cash flow.

Third, the Company needs to lay out a reasonable business plan and align management compensation with the realization of that plan. According to our analysis, the reduction in G&A costs, the transition to wider spacing, and the elimination of unproductive capital spending would allow Laredo to grow oil production by roughly 10% per year while generating $50-100MM in free cash flow annually at the current futures strip over the next several years. This represents a free cash flow yield of 6-12% at the current share price and annual DAPS growth of roughly 10-15%. Importantly, the free cash flow could be used to further enhance shareholder returns by reducing leverage, buying back shares, and initiating a meaningful dividend. As part of the business plan, we believe that the Board should create and communicate the framework that will be used to determine how capital will returned to shareholders going forward.

In addition to implementing this plan, we ask the Board to evaluate strategic alternatives, including potential mergers or sales, that can accelerate the realization of the value inherent in the Company’s assets as well as the potential return of capital to Laredo shareholders. We believe in the benefits of scale. Today, there are too many sub-scale E&P companies, like Laredo, that have good assets and high-return drilling locations, but are unable to realize the value of their assets due to their high G&A costs, high corporate decline rates, and lack of financial discipline. Given the Company’s large, contiguous acreage position and high-return drilling inventory, we believe that Laredo would be attractive to those companies that want to add inventory in the Midland Basin, particularly once the Company’s capital allocation issues have been resolved.

We look forward to your response and are happy to discuss with the Company any points outlined in this letter and our presentation.

Sincerely,

Ken Settles	MacKenzie Davis
Managing Partner	Managing Partner